Squire, Sanders & Dempsey L.L.P. 221 E. Fourth St., Suite 2900 Cincinnati, OH 45202 Office: +1.513.361.1200 Fax: +1.513.361.1201 Direct Dial: +1.513.361.1230 smahon@ssd.com

May 18, 2010

VIA FAX AND EDGAR

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
100 F Street, North East
Washington, D.C. 20549-3561

Re:	Limoneira Company Amendment No. 3 to Registration Statement on Form 10 Filed May 4, 2010 File No. 0-53885

Dear Mr. Reynolds:

Thank you for your comments to the revisions to the Limoneira Company (the “Company”) Registration Statement on Form 10 proposed in our letter to you dated May 13, 2010.  We are counsel to the Company in connection with the Registration Statement on Form 10 and very much appreciate your additional comments.  The following is the Company’s response to such comments.  As previously discussed, after receiving your input regarding the Company’s responses, the Company proposes to file an Amendment No. 4 to Registration Statement on Form 10, which will incorporate the Company’s responses to your comments.  For your ease of reference, we have restated in full below your comments and the Company’s responses.  Please be advised that the information herein has been obtained from the Company.

Grants of Plan-Based Awards in Fiscal Year 2009, page 51

1.
We repeat the first sentence of comment two of our April 29, 2010 letter.  For example, for Mr. Delmatoff, each of his three grants — two plan grants, one cash and one equity, plus the restricted share grant - should be reported on a separate line in the table.  Please revise or explain.

The Company will revise the grants table to reflect that no grants of equity and non-equity plan-based awards were made to the named executive officers in the fiscal year ended October 31, 2009 as follows:

Cincinnati • Cleveland • Columbus • Houston • Los Angeles • Miami • New York • Palo Alto • Phoenix • San Francisco • Tallahassee • Tampa
Tysons Corner • Washington DC • West Palm Beach  |  Bogotá+ • Buenos Aires+ • Caracas • La Paz+ • Lima+ • Panamá+ • Rio de Janeiro • Santiago+
 Santo Domingo • São Paulo  |  Beirut+ • Bratislava • Brussels • Bucharest+ • Budapest • Frankfurt • Kyiv • London • Moscow • Prague • Riyadh+ • Warsaw
Beijing • Hong Kong • Shanghai • Tokyo +               independent network firm
www.ssd.com

John Reynolds May 18, 2010 Page 2	Squire, Sanders & Dempsey L.L.P.

Grants of Plan-Based Awards in Fiscal Year 2009

The following table provides information about grants of equity and non-equity plan-based awards to the named executive officers in the fiscal year ended October 31, 2009:

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2)				Estimated Possible Payouts Under Equity Incentive Plan Awards(2)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Award Amount	Maximum (#)	Award Amount	All Other Stock Awards: Number of Shares of Stock (#)(3)(4)	Grant Date Fair Value of Stock and Option Awards ($)
Harold Edwards	12/24/2008(1)	---	---	---	---	---	---	47,840	598,478
Don Delmatoff	12/24/2008(1)	---	---	---	---	---	---	22,860	285,979
Alex Teague	12/24/2008(1)	---	---	---	---	---	---	26,580	332,516
Peter Dinkler	12/24/2008(1)	---	---	---	---	---	---	2,210	27,647

(1)	For performance beginning November 1, 2007, ending October 31, 2008.

(2)	No grants of equity and non-equity plan-based awards were made to the named executive officers in the fiscal year ended October 31, 2009.

(3)
On December 24, 2008, we granted our named executive officers, 4,784; 2,286; 2,658; and 221 shares, respectively, of restricted shares of our Common Stock at a grant date fair value per share of $125.10 in respect fiscal 2008 performance.  No other grants of stock awards were made during fiscal 2009.  The number of shares included in the table for each executive officer has been adjusted to reflect the stock split approved by our stockholders on March 23, 2010. The restricted stock vests, ratably, one-third on the date of grant, one-third on the first anniversary of the date of grant and one-third on the second anniversary of the date of grant.  Upon termination of employment of any named executive officer, any unvested shares of such terminated officer on the date of his termination revert to the company.

(4)
All such shares, whether vested or unvested, are considered issued and outstanding on the date of grant, and our named executive officers have voting right with respect to, and receive any dividends on, such shares granted to them.  Upon termination of employment, any dividends received by the terminated named executive officer on unvested shares are for the benefit of, and are to be repaid by such named executive officer, to the company.

John Reynolds May 18, 2010 Page 3	Squire, Sanders & Dempsey L.L.P.

Thank you for your time and attention to Limoneira Company’s Registration Statement on Form 10.  Should you have any questions concerning the responses to your comments, please do not hesitate to contact me at 1.513.361.1230.

Sincerely, Stephen C. Mahon

cc:	Ms. Janice McGuirk, Division of Corporation Finance